Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Third Quarter 2015 Financial Results

3Q15 Contract Sales Up 84.7% YoY to US$309.7 Million

3Q15 Total GFA Sales Up 132.6% YoY to 233,300 Square Meters

3Q15 Net Income Up 609.4% YoY to US$22.7 Million

BEIJING, China, November 13, 2015 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Total third quarter revenue increased by 88.9% to US$309.0 million from US$163.6 million in the third quarter of 2014 and increased by 12.3% from US$275.1 million in the second quarter of 2015.

•	Contract sales increased by 84.7% to US$309.7 million from US$167.7 million in the third quarter of 2014 and decreased by 6.8% from US$332.3 million in the second quarter of 2015.

•	Total gross floor area (“GFA”) sales increased by 132.6% to 233,300 square meters from 100,300 square meters sold in the third quarter of 2014 and increased by 6.7% from 218,700 square meters sold in the second quarter of 2015.

•	Selling, General and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 15.8% from 21.8% in the third quarter of 2014 and increased from 13.0% in the second quarter of 2015.

•	Net income increased by 609.4% to US$22.7 million from US$3.2 million in the third quarter of 2014 and increased by 12.4% from US$20.2 million in the second quarter of 2015.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders increased to US$0.31 from US$0.04 in the third quarter of 2014 and US$0.27 in the second quarter of 2015.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are very pleased with our operational performance and financial results in the third quarter. We benefited from the continued strong momentum in our business as well as favorable government policies in the real estate sector. There were nineteen active projects at the end of third quarter that contributed to our results along with four projects under-planning in China. Government policies initiated over the last year, which include easing monetary policy, relaxed home purchase restrictions and lower down payment requirements, have supported the markets we serve. We expect these government policies will continue to favorably impact our business in the fourth quarter.”

“Looking ahead, we remain committed to delivering value to our shareholders. We intend to continue to pay quarterly cash dividends the remainder of this year and execute our share repurchase program as appropriate based on valuation,” concluded Mr. Zhang.

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Third Quarter 2015 Financial Results

Contract Sales

Contract sales totaled US$309.7 million in the third quarter compared to US$167.7 million in the third quarter of 2014 and US$332.3 million in the second quarter of 2015. The Company’s GFA sales increased to 233,300 square meters in the third quarter of 2015 from 100,300 square meters in the third quarter of 2014 and 218,700 square meters in the second quarter of 2015. The average selling price (“ASP”) per square meter sold was RMB8,196 (US$1,328) in the third quarter of 2015 compared to RMB10,272 (US$1,672) in the third quarter of 2014 and RMB9,309 (US$1,519) in the second quarter of 2015. The year-over-year and sequential decreases in ASPs were primarily attributable to stronger pre-sales in tier two cities that occurred in the third quarter of 2015.

The Company commenced pre-sales of one new project in the third quarter of 2015, Henan Xin Central, which contributed 10.9% of total GFA sales.

Breakdown of GFA Sales and ASPs by Project

Project	Q3 2014		Q2 2015		Q3 2015		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)
Zhengzhou Xin City	8.4	11,484	9.4	15,992	0.1	3,927	18.9
Zhengzhou Thriving Family	27.6	7,240	4.6	7,214	-	3,401	16.6
Xingyang Splendid I	6.5	5,366	3.9	5,291	4.2	5,149	58.0
Xingyang Splendid II	-	-	0.9	12,957	0.2	9,500	135.0
Kunshan Royal Palace	6.6	8,875	28.8	9,120	36.4	9,148	115.4
Suzhou Xin City	5.5	10,659	1.3	13,253	0.7	13,052	0.4
Suzhou Lake Royal Palace	2.0	11,095	22.8	9,293	39.0	9,446	83.8
Jinan Xinyuan Splendid	20.1	9,881	7.3	7,598	3.3	7,986	12.8
Jinan Royal Palace	18.1	6,428	18.9	6,318	26.2	6,294	346.7
Xuzhou Colorful City	-0.3	8,863	8.7	8,449	5.1	9,424	63.7
Beijing Xindo Park	5.3	27,233	8.1	26,720	0.6	20,439	43.9
Chengdu Thriving Family	0.4	5,296	12.6	5,647	9.7	5,401	164.8
Changsha Xinyuan Splendid	-	-	18.1	5,804	14.1	5,611	202.3
Sanya Yazhou Bay No.1	-	-	1.6	12,753	0.1	12,194	106.7
Xi’an Metropolitan*	-	-	28.1	6,359	35.8	6,350	217.1
Shanghai Royal Palace	-	-	5.1	21,314	5.4	21,606	41.8
Zhengzhou Xindo Park	-	-	10.2	9,593	4.8	9,584	129.5
Jinan Xin Central	-	-	28.5	9,328	22.3	9,019	146.4
Henan Xin Central I (Zhengzhou Nangangliu project)	-	-	-	-	25.4	7,493	237.4
Others	0.1	-	-0.2	-	-0.1	-	4.6
Total	100.3	10,272	218.7	9,309	233.3	8,196	2,145.8

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi’an Metropolitan. The Company accounts for its investment under the equity method.

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Revenue

In the third quarter of 2015, the Company’s total revenue increased by 88.9% to US$309.0 million from US$163.6 million in the third quarter of 2014 and increased by 12.3 % from US$275.1 million in the second quarter of 2015.

Gross Profit

Gross profit for the third quarter of 2015 was US$82.7 million, or 26.8% of revenue, compared to a gross profit of US$43.5 million, or 26.6% of revenue, in the third quarter of 2014 and a gross profit of US$60.9 million, or 22.2% of revenue, in the second quarter of 2015.

Selling, General and Administrative Expenses

SG&A expenses were US$48.8 million for the third quarter of 2015 compared to US$35.6 million for the third quarter of 2014 and US$35.8 million for the second quarter of 2015. As a percentage of total revenue, SG&A expenses were 15.8% compared to 21.8% in the third quarter of 2014 and 13.0% in the second quarter of 2015.

Net Income

Net income for the third quarter of 2015 increased by 609.4% to US$22.7 million from US$3.2 million for the third quarter of 2014 and increased by 12.4% from US$20.2 million for the second quarter of 2015. Net margin was 7.3% compared to 1.9% in the third quarter of 2014 and 7.3% in the second quarter of 2015. Diluted earnings per ADS increased to US$0.31 from US$0.04 per ADS in the third quarter of 2014 and US$0.27 per ADS in the second quarter of 2015.

Balance Sheet

As of September 30, 2015, the Company’s cash and cash equivalents (including restricted cash) increased to US$555.9 million from US$441.4 million as of June 30, 2015. Total debt outstanding was US$1,793.1 million, an increase of US$71.3 million compared to US$1,721.8 million at the end of the second quarter of 2015. The balance of the Company’s real estate property under development at the end of the third quarter of 2015 was US$2,012.2 million compared to US$2,097.1 million at the end of the second quarter of 2015.

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Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the third quarter of 2015.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	224.3	205.4	386.9	345.7	89.4%	89.3%
Zhengzhou Thriving Family	131.5	114.9	163.0	134.5	82.5%	68.9%
Xingyang Splendid I	118.8	60.8	90.9	50.5	55.6%	62.3%
Xingyang Splendid II	137.8	2.8	136.0	6.0	4.4%	35.3%
Kunshan Royal Palace	280.3	164.9	502.0	245.1	48.8%	75.8%
Suzhou Xin City	127.2	126.8	185.7	184.6	99.4%	99.3%
Suzhou Lake Royal Palace	169.6	85.8	363.1	127.0	35.0%	86.1%
Jinan Xinyuan Splendid	571.9	559.1	802.0	789.7	98.5%	98.2%
Jinan Royal Palace	449.2	102.5	691.7	105.3	15.2%	54.4%
Xuzhou Colorful City	128.7	65.0	206.9	94.7	45.8%	69.6%
Beijing Xindo Park	131.9	88.0	480.6	324.4	67.5%	98.4%
Chengdu Thriving Family	211.9	47.1	353.2	42.3	12.0%	79.2%
Changsha Xinyuan Splendid	252.7	50.4	363.9	45.0	12.4%	60.9%
Sanya Yazhou Bay No.1	116.9	10.2	302.0	23.4	7.7%	60.5%
Xi’an Metropolitan*	296.6	79.5	489.6	81.7	16.7%	54.2%
Shanghai Royal Palace	57.8	16.0	299.1	55.0	18.4%	84.8%
Zhengzhou Xindo Park	144.5	15.0	203.2	23.3	11.5%	44.5%
Jinan Xin Central	197.2	50.8	398.7	75.7	19.0%	52.5%
Henan Xin Central I (Zhengzhou Nangangliu project)	262.8	25.4	374.6	30.9	8.2%	42.7%
Others remaining GFA	4.6	-	-	-	-	-
Total active projects	4,016.2	1,870.4	6,793.1	2,784.8	41.0%	71.8%

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi’an Metropolitan. The Company accounts for its investment under the equity method.

As of September 30, 2015, the Company’s total sellable GFA was approximately 2,721,800 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Tianjin Spring Royal Palace (Newly Acquired Tianjin Land)	263.5	Q4 2015
Zhengzhou Fancy City (Zhengzhou Jiaotong college project)	166.2	Q4 2015
Henan Xin Central II (Zhengzhou Nangangliu project)	108.9	Q1 2016
Xingyang Splendid III	37.4	Q1 2016
Total projects under planning	576.0
Total active projects	2,145.8
Total all Xinyuan projects in China	2,721.8

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Real Estate Project Update in the U.S. and Other Initiatives

During the third quarter of 2015, the Company continued to make good progress in its Oosten project based in Brooklyn, New York. As of the end of the third quarter, the Company had pre-sold nearly 60% of its total units.

The Company’s property management arm was awarded and ranked #16 among the top 100 property management companies in China by the National Property Management Association, as measured by overall competitiveness. The Company continues to explore real estate related products and services that can complement its core real estate development business.

Business Outlook

For the full year 2015, based on the third quarter results, the Company reiterates its expectation of full year contract sales and net income growth of approximately 30% compared to 2014.

Conference Call Information

The Company will hold a conference call at 7:30 am ET on November 13, 2015 to discuss third quarter 2015 results. Listeners may access the call by dialing:

US: 1-888-820-9410

International: 1-913-312-6694

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through November 20, 2015 by dialing:

US: 1-877-870-5176

International: 1-858-384-5517

Access code: 4595189

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

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Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2014. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)

Total revenue	308,954	275,066	163,612

Total costs of revenue	(226,288)	(214,122)	(120,154)
Gross profit	82,666	60,944	43,458

Selling and distribution expenses	(13,163)	(11,380)	(8,495)
General and administrative expenses	(35,673)	(24,395)	(27,145)

Operating income	33,830	25,169	7,818

Interest income	6,333	6,463	1,907
Interest expense	(5,021)	(4,492)	(5,954)
Net realized gain on short-term investments	80	645	(497)
Unrealized gain/(loss) on short-term investments	17	(3)	2,195
Other income	(35)	(36)	-
Exchange gains/(losses)	269	(31)	50
Share of gain/(loss) of an equity investee	974	566	(227)

Income from operations before income taxes	36,447	28,281	5,292

Income taxes	(13,756)	(8,115)	(2,110)

Net income	22,691	20,166	3,182
Net loss attributable to non-controlling interest	-	15	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	22,691	20,181	3,182

Earnings per ADS:
Basic	0.31	0.27	0.04
Diluted	0.31	0.27	0.04
ADS used in computation:
Basic	73,434	73,522	75,325
Diluted	73,499	73,725	88,165

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended
	September 30,	September 30,
	2015	2014
	(unaudited)	(unaudited)

Total revenue	750,738	556,848

Total costs of revenue	(559,147)	(410,762)
Gross profit	191,591	146,086

Selling and distribution expenses	(31,810)	(22,133)
General and administrative expenses	(80,466)	(69,897)

Operating income	79,315	54,056

Interest income	18,244	5,865
Interest expense	(14,972)	(22,012)
Net realized gain on short-term investments	842	-
Unrealized gain on short-term investments	36	2,105
Other income	4,687	3,109
Exchange gains	264	50
Share of gain/(loss) of an equity investee	1,452	(645)

Income from operations before income taxes	89,868	42,528

Income taxes	(42,503)	(17,873)

Net income	47,365	24,655
Net income attributable to non-controlling interest	-	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	47,365	24,655

Earnings per ADS:
Basic	0.64	0.32
Diluted	0.64	0.30
ADS used in computation:
Basic	73,490	76,481
Diluted	73,579	89,440

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	218,765	159,844	140,495
Restricted cash	337,117	281,585	368,874
Short-term investment	6,397	7,679	6,008
Accounts receivable	35,832	26,238	15,457
Other receivables	153,774	156,099	134,819
Restricted deposit	66,716	69,419	69,358
Deposits for land use rights	144,625	160,298	299,739
Other deposits and prepayments	233,378	218,385	152,290
Advances to suppliers	56,836	52,323	29,787
Real estate property held for sale	-	-	1,185
Real estate property development completed	27,273	11,518	12,309
Real estate property under development	2,012,161	2,097,123	1,714,575
Amounts due from related parties	71,245	81,998	125,374
Amounts due from employees	2,241	1,638	50
Other current assets	682	236	139

Total current assets	3,367,042	3,324,383	3,070,459

Real estate properties held for lease, net	74,439	77,310	69,224
Property and equipment, net	41,703	44,231	46,476
Other long-term investment	31,755	32,956	242
Investment in joint venture	5,429	4,709	4,226
Deferred tax assets	13,504	13,975	13,642
Deferred charges	14,197	16,359	16,677
Deposits for land use rights	3,144	3,271	-
Other assets	11,180	11,027	10,580

TOTAL ASSETS	3,562,393	3,528,221	3,231,526

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	408,199	366,097	351,506
Short-term bank loans and other debt	235,966	204,925	293,450
Customer deposits	80,522	152,586	107,163
Income tax payable	60,989	61,885	62,429
Deferred tax liabilities	108,581	108,704	91,202
Other payables and accrued liabilities	98,141	77,281	74,089
Payroll and welfare payable	14,212	3,594	18,457
Current portion of long-term bank loans and other debt	743,520	687,025	586,841
Current maturities of capital lease obligations	3,129	3,256	3,010
Redeemable non-controlling interests	-	4,089	4,486

Total current liabilities	1,753,259	1,669,442	1,592,633

Non- current liabilities
Long-term bank loans	28,296	84,598	52,296
Other long term debt	785,318	745,257	576,204
Deferred tax liabilities	16,637	14,404	9,825
Unrecognized tax benefits	10,948	11,259	14,005
Capital lease obligations, net of current maturities	20,159	21,632	23,500
Redeemable non-controlling interests	3,616	3,762	2,451
TOTAL LIABILITIES	2,618,233	2,550,354	2,270,914

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(22,384)	(20,696)	(20,696)
Additional paid-in capital	529,978	530,360	530,670
Statutory reserves	72,821	72,821	72,829
Retained earnings	309,566	290,561	273,255
Accumulated other comprehensive income	54,182	104,825	104,557
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	944,179	977,887	960,631
Non-controlling interest	(19)	(20)	(19)
Total equity	944,160	977,867	960,612
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,562,393	3,528,221	3,231,526

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